Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Ryder System, Inc.:

We consent to the use of our reports dated February 22, 2005 with respect to the consolidated financial statements of Ryder System, Inc. as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, the related consolidated financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, incorporated by reference herein. Our report refers to a change in method of accounting for variable interest entities and asset retirement obligations in 2003 and a change in method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP
Miami, Florida
May 11, 2005